NO ACT

PE
1-12-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010751

March 1, 2010

Jon D. Walton
Executive Vice President, Human Resources,
Chief Legal and Compliance Officer,
General Counsel and Corporate Secretary
Allegheny Technologies Incorporated
1000 Six PPG Place
Pittsburgh, PA 15222-5479

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-1-10

Re: Allegheny Technologies Incorporated
Incoming letter dated January 12, 2010

Dear Mr. Walton:

This is in response to your letters dated January 12, 2010 and January 29, 2010 concerning the shareholder proposal submitted to ATI by the Miami Firefighters' Relief and Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Erik Pace
Chairman
Miami Firefighters' Relief and Pension Fund
2980 N.W. South River Drive
Miami, FL 33125-1146

March 1, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Allegheny Technologies Incorporated
Incoming letter dated January 12, 2010

The proposal requests that the board adopt a policy prohibiting current or former chief executive officers from serving on the compensation committee.

There appears to be some basis for your view that ATI may exclude the proposal under rule 14a-8(i)(6). As it does not appear to be within the power of the board of directors to ensure that each member of the compensation committee meets the requested criteria at all times and the proposal does not provide the board with an opportunity or mechanism to cure a violation of the criteria requested in the proposal, it appears that the proposal is beyond the power of the board to implement. Accordingly, we will not recommend enforcement action to the Commission if ATI omits the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Alexandra M. Ledbetter
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: Acre, Jeffrey [Jeffrey.Acre@klgates.com]
Sent: Friday, January 29, 2010 2:57 PM
To: shareholderproposals
Subject: Allegheny Technologies Incorporated
Attachments: DOC000.PDF

Ladies and Gentlemen:

On behalf of Allegheny Technologies Incorporated ("ATI") and in conjunction with the ATI's request that the Division of Corporation Finance confirm that it will not recommend enforcement action against ATI if ATI omits from its proxy solicitation materials for its 2010 annual meeting of stockholders a stockholder proposal submitted by the Miami Firefighters' Relief & Pension Fund, with such request having been submitted via email to shareholderproposals@sec.gov on January 12, 2010, attached is additional correspondence sent by ATI to the Miami Firefighters' Relief & Pension Fund on January 29, 2010 with respect to its proposal.

As noted in the January 12, 2010 letter, please direct any questions and all correspondence related to this matter to Jon D. Walton, Executive Vice President, Human Resources, Chief Legal and Compliance Officer, General Counsel and Corporate Secretary of ATI. Mr. Walton's telephone number is 412-394-2836 and his facsimile number is 412-394-3837.

Best regards,

Jeffrey W. Acre
K&L Gates
Henry W. Oliver Building
535 Smithfield Street
Pittsburgh, PA 15222
jeffrey.acre@klgates.com
phone: 412-355-6506
fax: 412-355-6501
www.klgates.com

REQUEST TO WITHDRAW STOCKHOLDER PROPOSAL

Allegheny Technologies Incorporated ("ATI") respectfully requests the Miami Fire Fighters' Relief & Pension Fund to withdraw its proposal for ATI's 2010 proxy statement (the "Proposal") for the following reasons:

- ATI is **US-based** and one of the largest and most diversified specialty metals producers in the world; our product quality and technology are unsurpassed
- ATI was one of the few **profitable** metals companies in 2009; sales exceeded $3 billion and we earned $0.49/share before special charges
- ATI has substantially **outperformed** its peer group of companies and the S&P 500 in each of the last 5 years
- ATI has been **transformed** and consistently profitable over the last six years;
- ATI is **committed to US manufacturing** consistently investing in modern, **world class facilities** located in the US
- ATI **invested over $1.5 billion** in facilities in the US over the last 5 years
- ATI announced **additional $1 billion investments** for the next 3 years
- **Worker safety at ATI is paramount; safety record is world class**
- Most of ATI's labor force is **union represented** and our relationships are solid
- **Wages and benefits for our workers are among the best** in the US
- **Fully-funded defined benefit pension trust** for our workers ($2 billion)
- Since 2004 over $700 million in voluntary cash contributions have been made
- 87% of ATI's 8500 **employees work in the US**
- ATI has partnered with the **union to promote and strengthen US manufacturing** and fought to keep US manufacturers globally competitive
- **Union-nominated directors** have served on our Board of Directors for years and play an active and important role
- ATI's financial performance has been applauded; its executives have been widely recognized by various publications as previously reported to you
- All of ATI's **compensation committee members are independent**
- ATI's compensation plans and policies **pay for performance** as measured against appropriate stretch goals set by the Board
- Despite being the 2nd best year in ATI history and outperforming its peers by a wide margin, **executive compensation decreased by over 50% in 2008 and similarly declined again in 2009**

We believe ATI has proven to be a good corporate citizen with value-based leadership qualities unsurpassed in corporate America or around the globe. It has consistently shown a strong commitment to providing value to its stockholders, employees, and the communities where we work and live. Management has successfully implemented ATI's business goals and strategies under the firm guidance and independent oversight of ATI's Board of Directors.

Respectfully submitted,

Jon D. Walton, Executive Vice President
Allegheny Technologies Incorporated

January 29, 2010

52766.2



Allegheny Technologies

Building the World's Best Specialty Metals Company

1000 Six PPG Place, Pittsburgh, PA 15222-5479
phone: 412.394.2836 fax: 412.394.2837
e-mail: jwalton@alleghenytechnologies.com

Jon D. Walton
Executive Vice President,
Human Resources,
Chief Legal and Compliance Officer

January 12, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-2000

Re: Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8; Omission of Shareholder Proposal

Ladies and Gentlemen:

I am writing on behalf of Allegheny Technologies Incorporated ("ATI") to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that ATI intends to omit from its proxy solicitation materials for its 2010 annual meeting of stockholders a stockholder proposal (the "Proposal") submitted by the Miami Firefighters' Relief and Pension Fund (the "Proponent").

ATI expects to file its proxy solicitation materials for the 2010 annual meeting of stockholders on or about April 2, 2010. Accordingly, as contemplated by Rule 14a-8(j), this letter is being filed with the Commission no later than 80 calendar days before the date upon which ATI expects to file the definitive proxy solicitation materials for the 2010 annual meeting of stockholders.

Pursuant to Staff Legal Bulletin No. 14D, I am submitting this request for no-action relief to the Commission under Rule 14a-8 by use of the Commission's email address, shareholderproposals@sec.gov, and have included my name and telephone number both in this letter and the cover email accompanying this letter. In accordance with the Staff's instruction in Section E of Staff Legal Bulletin No. 14D, I am simultaneously forwarding by email and/or facsimile a copy of this letter to the Proponent.

THE PROPOSAL

The Proposal calls for the adoption by ATI's stockholders of the following resolution:

> "Resolved: The shareholders request the Board of Directors ("Board") of Allegheny Technologies Inc. ("the Company") adopt a policy prohibiting any current or former chief executive officer ("CEO") of another publicly-traded company from serving on the Compensation Committee of the Board."

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

ATI believes that it may properly omit the Proposal from its proxy solicitation materials under Rule 14a-8(i)(6), which permits a registrant to omit a shareholder proposal if, upon passage, "the company would lack the power or authority to implement the proposal." As set forth more fully below, ATI lacks the power and authority to implement the Proposal because (i) the Proposal prohibits each director on the Personnel and Compensation Committee from accepting an offer to serve as a chief executive officer of a publicly-traded company, without providing ATI's Board of Directors (the "Board") with an opportunity or mechanism to cure violations of the prohibition, and (ii) neither ATI nor the Board has the power under Delaware law to ensure the election of directors meeting the Proposal's criteria.

ANALYSIS

A. ATI may omit the Proposal because the Proposal does not include a cure mechanism.

ATI lacks the power and authority to implement the Proposal because the Proposal requires the Board to prohibit directors on the Personnel and Compensation Committee from becoming chief executive officers of publicly traded companies but does not provide the Board with an opportunity or mechanism to cure a violation of the prohibition.

While the Proposal's prohibition against directors on the Personnel and Compensation Committee serving or having served as chief executive officers appears to be the first of its kind, the Staff has concurred with the exclusion of similar proposals requiring that committee members or chairmen be independent at all times and that do not provide cure mechanisms. *See, e.g.*, First Hartford Corp. (October 15, 2007); Verizon Communication, Inc. (February 8, 2007); E.I. du Pont de Nemours & Co. (February 7, 2007); Allied Waste Industries, Inc. (March 21, 2005); Exxon Mobil Corp. (March 13, 2005); Ford Motor Co. (February 27, 2005); LSB Bancshares, Inc. (February 7, 2005). The Staff has applied the same standard to proposals requiring members of compensation committees to be independent. Clear Channel Communications, Inc. (January 23, 2005) ("As it does not appear to be within the power of the board of directors to ensure that each member of the compensation committee retains his or her independence at all times and the proposal does not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposal, it appears that the proposal is beyond the power of the board to implement."). In Staff Legal Bulletin No. 14C (June 28, 2005), the Staff confirmed its view that "when a proposal is drafted in a manner that would require a director to maintain his or her independence at all times, we permit the company to exclude the proposal under rule 14a-8(i)(6) on the basis that the proposal does not provide the board with an opportunity or mechanism to cure a violation of the standard requested in the proposal."

The arguments accepted by the Staff in the no-action letters cited above and emphasized in Staff Legal Bulletin No. 14C are equally applicable here. The Board cannot ensure that each director on the Personnel and Compensation Committee would at all times satisfy the prohibition included in the Proposal by refusing an offer to serve as chief executive officer of a publicly-traded company. The previous no-action letters and Staff Legal Bulletin No. 14C recognize that certain decisions are within the purview of each director, and it is beyond the power and authority of the board to control such decisions. Just as whether to maintain independence is within each director's control, the decision whether to accept an offer to serve as chief executive officer of a publicly-traded company is within the discretion of each director on the Personnel and Compensation Committee, and the Board cannot control the outcome of such decisions. Further, the Proposal, like the proposals that the Staff determined were excludable in Staff Legal Bulletin No. 14C, would impose a standard on the Board that would be automatically violated by actions outside of the Board's control. By imposing a standard on the Board outside of the Board's control without providing an opportunity or mechanism to cure violations, the Proposal runs afoul of the standard established in previous no-action letters and Staff Legal Bulletin No. 14C.

In NSTAR (December 19, 2007), the Staff granted relief from a proposal that would have required the chairman of the board both to maintain independence and to live outside of a certain geographic area at all times and which did not provide the board with an opportunity or mechanism to cure violations of the policy. The Staff concurred that the proposal may be omitted pursuant to Rule 14a-8(i)(6). Notably, the Staff's response was not limited to the proposal's requirement that the chairman maintain independence at all times. The requirement that the chairman live outside of a particular geographic area at all times, like the requirement that a director never accept an offer to serve as a chief executive officer, was outside of the control of the company, and the proposal was excludable because it did not contain a cure mechanism.

Because the Proposal is drafted in a manner that would require directors on the Personnel and Compensation Committee to avoid serving as chief executive officers of publicly-traded companies at all times without providing the Board with an opportunity or mechanism to cure a violation of that requirement, ATI lacks the power and authority to implement the Proposal. Accordingly, and in view of the position of the Staff on prior proposals relating to similar director requirements, ATI believes the Proposal may properly be excluded pursuant to Rule 14a-8(i)(6).

B. ATI may omit the Proposal because it is beyond the power of ATI and the Board to elect directors who have never served as chief executive officers of publicly-traded companies.

ATI may also omit the Proposal pursuant to Rule 14a-8(i)(6) because neither ATI nor the Board can ensure that directors who have never served as chief executive officers of publicly-traded companies are elected by ATI's shareholders. ATI is a Delaware corporation and is therefore subject to the Delaware General Corporation Law. Under the Delaware General Corporation Law, board committees must be composed of directors, and directors are elected solely by shareholders. Neither ATI nor the Board has the power or authority to guarantee or enforce the election of any particular person or any type of person as director; rather, the power to elect directors resides solely with ATI's stockholders. Consequently, it is not within the power of ATI or the Board to ensure the election of directors meeting the Proposal's criteria.

The Staff has previously concurred with the exclusion of similar proposals because the election of directors meeting certain criteria was not within the power of the board or company. *See, e.g.*, 3M Co. (March 19, 2007) (proposal requiring that four of nine directors be current or former employees of the company); Tri-Continental Corp. (March 25, 2003) (proposal requiring that directors not be affiliated with a particular fund); Ameritech Corp. (December 29, 1994) (proposal requiring a new board committee chaired by a director meeting three criteria); U.S. West, Inc. (December 22, 1993) (proposal requiring board to take necessary steps to elect a retired employee); American Telephone & Telegraph Co. (December 13, 1985) (proposal requesting that at least one director be a "worker-shareholder" or retired employee). Like the proposals in the cited no-action letters, the Proposal would require ATI or the Board to ensure that directors with certain characteristics are elected, and the Proposal is likewise excludable under Rule 14a-8(i)6) because it is beyond the power and authority of ATI and the Board to elect directors.

The Proposal is distinguishable from proposals requiring companies or boards to ensure that independent directors are elected. While the Staff originally concurred in the exclusion of proposals requiring the election of independent directors, the Staff's position changed in light of the widespread adoption of independence requirements for various board committees. *Compare* H. J. Heinz Co. (June 14, 2004) (proposal excludable under Rule 14a-8(i)(6) where it required election of an independent director willing to serve as chairman) *with* Boeing Co. (January 27, 2005) (proposal not excludable under Rule 14a-8(i)(6) even though it required the election of an independent director willing to serve as chairman). In Staff Legal Bulletin No. 14C (June 28, 2005), the Staff confirmed the policy change by indicating that it would no longer "agree with a company's argument that it is unable to ensure the election of independent directors[.]" Although the Staff did not discuss the reasons underlying the policy change, the Staff did discuss the recently-adopted independence requirements of Exchange Act Section 10A(m) and Rule 10A-3 thereunder. The discussion of independence requirements provides a likely rationale for the policy change: because most listed companies and boards were required by Section 10A(m) and Rule 10A-3 to ensure the election of independent directors, the Staff no longer considered the election of independent directors to be beyond the power and authority of a company. As demonstrated by 3M Co. (March 19, 2007), which became publicly-available nearly two years after the issuance of Staff Legal Bulletin No. 14C, the election of specific types of directors is still beyond the power and authority of companies and boards where, as here, the proposals do not address director independence.

The Proposal is also distinguishable from proposals that would require director *nominees* to have certain characteristics. *See, e.g.*, Exxon Mobil Corp. (January 3, 2008) (proposal not excludable where it required director nominees to satisfy stock ownership criteria); Lowe's Cos. (February 26, 2007) (same). Unlike proposals imposing criteria on director nominees, the Proposal requires that directors elected to the Board meet certain criteria. While the Board has the power and authority to nominate individuals, the Board cannot ensure that such individuals are elected by ATI's stockholders. Further, proposals relating to director nominees apply only prospectively, without impacting current directors. If it were to be implemented, the Proposal, in contrast, would apply to ATI's then current directors. The Board would be in violation of the Proposal immediately upon its implementation unless a sufficient number of directors necessary to constitute the Personnel and Composition Committee (i) satisfy the Proposal's criteria, (ii) satisfy existing requirements for service on the Personnel and Compensation Committee, such as being independent in accordance with New York Stock Exchange listing standards, and (iii) are willing to serve on the Personnel and Compensation Committee. Because it is beyond the power and authority of the Board to elect directors meeting the Proposal's criteria or to guarantee that a sufficient number of ATI's directors would satisfy the Proposal's criteria such that the Personnel and Composition Committee could be appropriately constituted upon implementation of the Proposal, ATI may omit the Proposal pursuant to Rule 14a-8(i)(6).

Based upon the foregoing, ATI believes that the Proposal may properly be omitted from its proxy solicitation materials for its 2010 annual meeting of shareholders under Rule 14a-8(i)(6) because ATI lacks the power and authority to implement the Proposal.

STAFF'S USE OF FACSIMILE NUMBERS FOR RESPONSE

Pursuant to Staff Legal Bulletin No. 14C, in order to facilitate transmission of the Staff's response to our request during the highest volume period of the shareholder proposal season, my facsimile number is (412) 394-2837, and the Proponent's facsimile number is (305) 633-3935.

CONCLUSION

Based upon the foregoing analysis, ATI respectfully requests that the Staff concur that it will take no action if ATI omits the Proposal from its proxy solicitation materials for its 2010 annual meeting of stockholders. If the Staff does not concur with the positions of ATI discussed above, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response.

If you have any questions or require any additional information, please do not hesitate to contact me at (412) 394-2836.

Sincerely,



Jon D. Walton

Executive Vice President, Human Resources,
Chief Legal and Compliance Officer,
General Counsel and Corporate Secretary

Enclosures

cc: Erik Pace, Chairman
Miami Firefighters' Relief and Pension Fund

EXHIBIT A


MIAMI FIRE FIGHTERS' RELIEF & PENSION FUND

2980 N.W. South River Drive, Miami, Florida 33125-1146
(305) 633-3442 Fax (305) 633-3935
office@miami175.org

November 16, 2009

BY OVERNIGHT DELIVERY AND FAX
(412-394-2837)

Mr. Jon D. Walton
Corporate Secretary
Allegheny Technologies Inc.
1000 Six PPG Place
Pittsburgh, PA 15222-5479

Re: The Miami Firefighters' Relief and Pension Fund

Dear Mr. Walton:

In my capacity as Chairman of the Board of the Miami Firefighters' Relief and Pension Fund (the "Fund"), I write to give notice that pursuant to the 2009 proxy statement of Allegheny Technologies (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2010 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Fund's custodian documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Sincerely,

Erik Pace, Chairman

Resolved: The shareholders request the Board of Directors ("Board") of Allegheny Technologies Inc. ("the Company") adopt a policy prohibiting any current or former chief executive officer ("CEO") of another publicly-traded company from serving on the Compensation Committee of the Board.

Supporting Statement

We believe that the Compensation Committee of a Board should be independent of management to ensure fair and impartial negotiations of pay with individual executives. Indeed, this principle is reflected in the listing standards of the major stock exchanges.

Recent events have, however, demonstrated that an independent Compensation Committee alone may not ensure that the pay of senior executives will be closely tied to the company's long-term performance or be in the best interests of shareholders. We are particularly concerned about the presence of CEOs of other companies on the Compensation Committee because of their potential conflict of interest in setting the compensation of their counterparts. We believe CEOs who receive generous pay are likely to support compensation packages that are more generous than necessary to retain and motivate top executives.

In their 2004 book "*Pay Without Performance*," Bebchuk and Fried cite a 2002 study that 41% of the directors on Compensation Committees were active executives, with about half of them active CEOs. The authors also cite an academic study by Brian Main, Charles O'Reilly and James Wade that found a significant association between the compensation level of outsiders on the compensation committee and CEO pay.

Graef Crystal concurred in a Bloomberg News column of June 22, 2009. "My own research of CEOs who sit on compensation committees shows that the most highly paid executives award the fattest packages to the CEOs whose pay they regulate. Here's an even better idea: bar CEOs from serving on the comp committee."

We do not dispute that CEOs can be valuable members of other Board committees. Nonetheless, we believe that shareholder concerns about aligning senior executive pay with performance argue in favor not merely of an independent Compensation Committee, but also of committee members who can view senior executive compensation issues objectively.

At our company, the three-member Compensation Committee listed in the 2009 Proxy Statement consisted of two current CEOs—James E. Rohr of The PNC Financial Services Group and J. Brett Harvey of Consol Energy and CNX Gas. The 2009 Proxy Statement lists Mr. Rohr as the Chairman of the Compensation Committee. According to report by Proxy Governance Inc. on the Company's 2009 annual meeting, the average three-year compensation of the Company's CEO was 156% higher than the median compensation for CEO's in the Company's 12-member Peer Group.

We urge you to vote FOR this proposal.



STATE STREET.
For Everything You Invest In

Specialized Trust Services
JQB 7S
200 Newport Avenue
North Quincy, Massachusetts 02171

November 17, 2009

BY OVERNIGHT DELIVERY AND FAX
(412-394-2837)

Mr. Jon D. Walton
Corporate Secretary
Allegheny Technologies Inc.
1000 Six PPG Place
Pittsburgh, PA 15222-5479

Re: The Miami Firefighters' Relief and Pension Fund

Dear Mr. Walton:
As custodian of the Miami Firefighters' Relief and Pension Fund, we are writing to report that as of the close of business November 16, 2009 the Fund held 3470 shares of Allegheny Technologies Inc. ("Company") stock in our account at State Street and registered in its nominee name of Island Mile and CO. The Fund has held in excess of $2,000 worth of shares in your Company continuously since November 16, 2008.

If there are any other questions or concerns regarding this matter, please feel free to contact me at 617-985-7150.

Sincerely,

Eileen Hayes
Vice President



Allegheny Technologies

Building the World's Best Specialty Metals Company

1000 Six PPG Place, Pittsburgh, PA 15222-5479
phone: 412.394.2836 fax: 412.394.2837
e-mail: jwalton@alleghenytechnologies.com

Jon D. Walton
Executive Vice President,
Human Resources,
Chief Legal and Compliance Officer

December 22, 2009

VIA E-mail, FACSIMILE [(305) 633-3935] AND OVERNIGHT DELIVERY

Miami Fire Fighters' Relief & Pension Fund
2980 N.W. South River Drive
Miami, FL 33125-1146
Attn: Erik Pace, Chairman of the Board

Re: Stockholder Proposal

Dear Mr. Pace:

I am writing on behalf of Allegheny Technologies Incorporated ("ATI" or the "Company") about the Fund's proposal addressing chief executive officers of public companies serving on ATI's Board compensation committee to be included in our Company's 2010 proxy statement (the "Proposal"). Based on the information provided below, we respectfully request the Fund to withdraw the Proposal ("ATI's Request").

As you may be aware, in your absence, yesterday, December 21, 2009, I spoke with Mr. Dan Givens, Administrator of the Fund. I explained our position and the rationale behind ATI's Request in summary fashion. Following my brief explanation, Mr. Givens kindly suggested that I correspond directly with you in detail about ATI's Request. I understand from Mr. Givens that based on my telephone call to him that we can expect this matter to be considered at the Fund's next regularly scheduled Board meeting on January 5, 2010. Accordingly, for your and the Board's consideration, set forth below is information about our Company in support of ATI's Request and which we trust you will find helpful in your evaluation.

ATI is proud to be a US-based company with significant international reach. Approximately 30% of our direct sales are outside the US. We are one of the world's largest, technically advanced, and most diversified specialty metals manufacturers. We serve broad markets in aerospace and defense, oil and gas, electrical energy, chemical processing industry, and medical markets, all of which account for more than 70% of our revenue.

Expressing our Company's strategic goal verbally, we have registered with the US Patent and Trademark Office the trademark ***Building the World's Best Specialty Metals Company®***. We believe our corporate actions in recent years and as further set forth below provides ample evidence that we fully intend to reach that strategic goal.

We understand from Mr. Givens that the Fund is union affiliated and therefore think it would be important for you to know from the outset that far and away a majority of ATI's labor force is represented by unions. Most of our workers are members of the United Steelworkers of America (USW). We would be particularly surprised and disappointed if the Fund does not agree that the Proposal should be withdrawn for the following reasons.

- We are strongly committed to US manufacturing and the security US manufacturing brings to our nation and its citizens;
- We currently have and are continuing to construct modern, world class manufacturing facilities;
- Our manufacturing facilities are located in 16 states across the US;
- We have almost 8500 employees; 87% of our total workforce is domestic;
- Wages and benefits for our workers are among the best in the US and are unsurpassed in our industry;
- We invite you to check with representatives of the USW, including its President, Mr. Leo Gerard, to confirm that our relationship with the USW is topnotch and that we are the kind of company that delivers on its commitments to its employees;
- At all levels of the Company, we have solid business and personal relationships with union officials representing our workers;
- ATI is a dues paying and active member of the Alliance for American Manufacturing (AAM), a partnership between the USW and leading US companies whose goal is to promote and strengthen US manufacturing and to help keep US manufacturing globally competitive;
- Union-nominated directors from the USW have served on our Board of Directors for many years and have played active and important roles on ATI's Board committees;
- We believe that the safety of our workers is paramount and as a result, safety performance at ATI facilities has been at world class levels for years;
- ATI provides a defined pension benefit for our USW members and the ATI Pension Trust is fully-funded; in recognition of our commitment to the participants, since 2004 the Company has made voluntary cash contributions to the Trust totaling approximately $730 million; the Pension Trust assets are in the range of $2 billion.

ATI also has delivered good value to its stockholders with record performance over the past few years, as evidenced by ATI's transformation since 2003:

- In 2003, ATI's net loss exceeded $300 million, and sales were just shy of $2 billion;
- From 2004-2008, earnings and revenue steadily and significantly improved;
- Sales in 2007 were 5.5 billion, the best in ATI's history, income at $747 million and EPS at $7.26 were also records. The two prior years were also record years up until that time;
- Results in 2008 were the second best in our Company's history; sales were $5.3 billion, net income was $566 million, and EPS was $5.67;
- For 2009, while almost every other metals company faces huge financial losses, ATI has remained profitable. This, despite facing the worst financial and economic crisis since the Great Depression;
- The Company finished the nine months ended September 30, 2009 with approximately $826 million of cash on hand;
- On December 17, 2009, we announced that we expect fourth quarter 2009 earnings to be in the range of $0.20 to $0.25 per share;
- Earnings for the full year are going to be announced on January 27, 2009, but based on our previous announcement, we will be profitable for the year despite the economic downturn;
- ATI has substantially outperformed its peer group and the S&P 500 index in each of the past five years;
- In 2004, using 2003 as the base period, ATI's Total Return was up 166%; and in each of the following years it was up 279%, 707%; 677%; and 203%, respectively;
- In recent years, ATI also has significantly increased its quarterly cash dividends, from $0.06 to $0.10 per share in the fourth quarter 2005, to $0.13 per share in the fourth quarter 2006, and currently to $0.18 per share beginning in the fourth quarter of 2007;
- Also and very important in terms of ongoing financial viability, the Company maintains an investment grade credit rating.

We are investing in our Company's future long-term success and have self-funded $1.3 billion in capital expenditures and asset acquisitions from 2005 to 2008, including:

- Expansion of our aerospace quality titanium sponge plant in Albany, OR (completed in 2008);
- Upgrade and expansion of our titanium and specialty plate facility in Washington, PA (completed in 2008);
- State-of-the-art titanium and superalloy forging facility in Bakers, NC, which includes a new 10,000 ton press forge and rotary forge (completed in 2009);
- A Greenfield premium-grade titanium sponge facility in Rowley, UT (completing in 2009);
- Upgrade and expansion of our zirconium sponge production in Albany, OR.

In addition, in September 2008, we announced a $1.16 billion project for ATI's Flat-Rolled Products Segment Brackenridge, PA operations taking place over the next few years. This project, the largest private investment in Western Pennsylvania history, is an Advanced Metal Hot Rolling and Processing Facility that will provide ATI with unsurpassed capabilities allowing us to compete in a highly competitive world marketplace over the long term.

ATI's recent noteworthy financial and business performance has been widely recognized by the following:

- Ranked #441 on the 2008 *Fortune 500* list of public companies, up from #455 the previous year;
- Ranked #39 in *Business Week* Top 50 Companies of 2008;
- Ranked #3 in *Business Week* 50 "Star Performer" companies of 2007;
- Ranked #7 in *Barron's* 500 Best Companies in 2007;
- Ranked #4 of America's Most Shareholder Friendly Companies of 2007 by *Institutional Investor*;
- L. Patrick Hassey, ATI's Chairman, President and CEO, was ranked 2nd of America's Best CEOs of 2007 by *Institutional Investor*; and
- Various awards for quality and service by such customers as Boeing, GE, Rolls Royce, Pratt & Whitney, and others.

Specifically with regard to the points raised by the Proposal, we believe the following are worthy of note:

- All members of the Personnel and Compensation Committee are independent;
- ATI's incentive compensation plans and policies "pay for performance";
- As explained above, the Company's performance in the 2006-2008 period was outstanding and the Company paid its executives in line with the Company's financial and strategic performance. For the 2006-2008 period, over 90% of compensation for ATI's named executive officers was at risk for forfeiture if the Company's performance was not in accordance with pre-approved plans;
- Notably, despite being the second best year in the Company's history and outperforming its peer group of companies for 2008, the executive officers' total compensation decreased by nearly 50%;
- ATI's 2007 earnings were the best in the history of the Company and far surpassed its peer group of companies;
- We believe that directors who are also public company chief executive officers provide value to the Personnel and Compensation Committee because of their deep business experience and understanding of public company compensation plans and practices; and
- For 2008, base pay for the named executive officers was below the 50th percentile of base pay for the Company's peer group.

For the above reasons and others that can be provided if necessary, we respectfully request that you withdraw the Proposal.

Please note and as explained to Mr. Givens, the Company has been advised by our outside counsel that we should file a no-action letter with the U.S. Securities and Exchange Commission (the "SEC"), requesting permission to exclude the Proposal from our 2010 proxy statement by January 1, 2010. Of course, the Company will withdraw the no-action request if the Fund withdraws its Proposal.

In addition, if it would be helpful, I would be happy to appear before your Board at its January 5th meeting to provide further explanation or information and to answer any questions you may have.

Sincerely,



Jon D. Walton

Copy to: Mr. Dan Givens

Enclosure